UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2026

Robert S. Hekemian, Jr.
Chief Executive Officer
First Real Estate Investment Trust of New Jersey Inc.
505 Main Street, Suite 400
Hackensack, New Jersey 07601

Re: First Real Estate Investment Trust of New Jersey Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 20, 2026
File No. 001-41771

Dear Robert S. Hekemian Jr.:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed May 20, 2026
General

1. Please revise to provide the financial statements of FREIT pursuant to Item 14(b)(11) of Schedule 14A or tell us why you believe you are not required to do so.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pam Howell at 202-551-3357 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction